                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: April 2002                     Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F                       Form 40-F      X
                    ----------                      ----------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

          Yes                             No             X
                    ----------                      ----------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

          N/A


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                                  EXHIBIT INDEX

  EXHIBIT                         DESCRIPTION OF EXHIBIT
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
    1                             NOTICE OF CHANGE OF DIRECTORS


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                                   EXHIBIT 1


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
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                 CANADA BUSINESS                                                               LOI SUR LES SOCIETES
                CORPORATIONS ACT                                                             COMMERCIALES CANADIENNES

                     FORM 6                                                                         FORMULE 6

               NOTICE OF DIRECTORS                                                           AVIS DES ADMINISTRATEURS
        OR NOTICE OF CHANGE OF DIRECTORS                                            OU AVIS DE CHANGEMENT DES ADMINISTRATEURS

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1 - Name of Corporation - Denomination de la societe                                   2 - Corporation No. - No de la societe

                SUNCOR ENERGY INC.                                                                     241769-3

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3 - The following persons became directors of this                             Les personnes suivantes sont devenues administrateurs
    corporation:                                                               de la presente societe:

    Effective Date - Date d'entree en vigueur - April 26, 2002

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  Name - Nom                       Residential Address - Adresse                    Occupation                       Citizenship
                                          residentielle                                                              Citoyennete
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BRIAN A. FELESKY                   3400, 350 Seventh Avenue S.W.               Barrister & Solicitor                  Canadian
                                   Calgary, Alberta, T2P 3N9

MICHAEL W. O'BRIEN                 112 Fourth Avenue S.W.                            Executive                        Canadian
                                   Calgary, Alberta, T2P 2V5

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4 - The following persons ceased to be directors of this                       Les personnes suivantes ont cesse d'etre
    corporation:                                                               administrateurs de la presente societe:

    Effective Date - Date d'entree en vigueur - April 26, 2002

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  Name - Nom                       Residential Address - Adresse residentielle
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POUL HANSEN                        1401 Crown Street, North Vancouver, British Columbia, V7J 1G4

W. ROBERT WYMAN                    710, 1489 Marine Drive, West Vancouver, British Columbia, V7T 1B8

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5 - The directors of this corporation now are:                                 Les administrateurs de la presente societe sont
                                                                               maintenant:

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  Name - Nom                       Residential Address - Adresse                    Occupation                       Citizenship
                                          residentielle                                                              Citoyennete
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See Schedule "A" attached
hereto and forming a part hereof

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  Date                             Signature                                   Description of Office - Description du poste
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                                   "JANICE B. ODEGAARD"
                                                                               Vice President, Associate General Counsel
April 26, 2002                      JANICE B. ODEGAARD                                 and Corporate Secretary

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

                SCHEDULE "A" TO A NOTICE OF CHANGE OF DIRECTORS
                             OF SUNCOR ENERGY INC.
                      DATED THE 26TH DAY OF APRIL, 2002

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5 - The directors of this corporation now are:                                 Les administrateurs de la presente societe sont
                                                                               maintenant:

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  Name - Nom                       Residential Address - Adresse                    Occupation                       Citizenship
                                          residentielle                                                              Citoyennete
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BENSON, Mel                        28 Silverwood Drive N.W.                        Businessman                        Canadian
                                   Calgary, Alberta
                                   T3R 1E2

CANFIELD, Brian A.                 8th Floor, 555 Robson Street                     Executive                         Canadian
                                   Vancouver, British Columbia
                                   V6B 3K9

DAVIES, Bryan P.                   Royal Bank Plaza                                 Executive                         Canadian
                                   P.O. Box 1
                                   Toronto, Ontario
                                   M5J 2J5

FELESKY, Brian A.                  3400, 350 Seventh Avenue S.W.                    Executive                         Canadian
                                   Calgary, Alberta
                                   T2P 3N9

FERGUSON, John T.                  1400, 9915 - 108 Street                          Executive                         Canadian
                                   Edmonton, Alberta
                                   T5J 2G8

GEORGE, Richard L.                 112 Fourth Avenue S.W., Box 38                   Executive                         Canadian
                                   Calgary, Alberta
                                   T2P 2V5

HUFF, John R.                      11911 FM 529                                     Executive                         American
                                   Houston, Texas
                                   U.S.A.   TX 77041

KORTHALS, Robert W.                77 King Street West, Suite 4545                  Executive                         Canadian
                                   Toronto, Ontario
                                   M5K 1K2

McCAIG, M. Ann                     5909 Elbow Drive S.W.                          Businesswoman                       Canadian
                                   Calgary, Alberta
                                   T2V 1H7

O'BRIEN, Michael W.                112 Fourth Avenue S.W., Box 38                   Executive                         Canadian
                                   Calgary, Alberta
                                   T2P 2V5

SHAW, JR                           900, 630 Third Avenue S.W.                       Executive                           Canadian
                                   Calgary, Alberta
                                   T2P 4L4

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


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                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SUNCOR ENERGY INC.

Date: April 26, 2002                 By: "JANICE B. ODEGAARD"
                                         ----------------------------------
                                         JANICE B. ODEGAARD
                                         Vice President,
                                         Associate General Counsel and
                                         Corporate Secretary